

April 16, 2013

Via E-mail
Mr. Dennis Boyle
Chief Financial Officer
Malvern Bancorp, Inc.
42 E. Lancaster Ave
Paoli, Pennsylvania 19301

> **Re:** **Malvern Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed December 26, 2012**
> **Form 10-Q/A for the Period Ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 000-54835**

Dear Mr. Boyle:

We have reviewed your response letter dated March 8, 2013 and have the following comments.

Form 10-K filed for the Period Ended September 30, 2012

Notes to Consolidated Financial Statements

Note 11 - Income taxes, page 114

1. We note your response to prior comment one in our letter dated February 25, 2013. Please provide us with the following specific detailed information to support the realizability of the net deferred tax asset at September 30, 2012 and as of December 31, 2012.

    *   Detailed information comparing actual versus forecasted results for the fiscal years ended September 30, 2011 and September 30, 2012 (i.e. including each of the individual quarters of fiscal 2012) and for the three month period ended December 31, 2012. In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions such as the number of years in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates as well as revenue and expense growth rates utilized;
    *   Provide us with your forecasted results which support the recognition of the net deferred tax asset at both September 30, 2012;

- Detailed information addressing the future reversals and timing of existing taxable temporary differences at both September 30, 2012 and December 31, 2012;
- Address how the existing supervisory agreement has impacted both your historical operating performance as well as your forecasted results;
- Provide us with more detailed information on the changes in the level of construction real estate loans since originations were ceased in August in 2010; and
- Address how the decision to cease the origination of both Construction and Development and Construction Real Estate lending has impacted both your historical operating performance, loan growth as well as your forecasts.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3492.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant